Press Information

October 30, 2017

Philips initiates share repurchase program for an amount of up to EUR 150 million to cover its long-term incentive and employee stock purchase plans

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it is initiating a share repurchase program for an amount of up to EUR 150 million to cover its obligations arising from its long-term incentive and employee stock purchase plans.

This program commences on October 30, 2017 and is expected to be completed before December 31, 2017. At the current share price, this program represents a total of approximately 4.28 million shares. Philips will provide weekly updates on the progress of the program. Further details are available via this link.

Philips will hold the repurchased shares in treasury until the shares are to be delivered. The program will be executed by an intermediary to allow for buybacks in the open market during both open and closed periods, in accordance with the Market Abuse Regulation and within the limits of the authorization granted by the company’s General Meeting of Shareholders on May 11, 2017.

In parallel, Philips is conducting the EUR 1.5 billion share buyback program for capital reduction purposes, which was announced on June 28, 2017. Philips started this program in the third quarter of 2017 and intends to complete it in two years. Philips intends to cancel all of the shares acquired under this program. Details about the transactions can be found via this link.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 5977055
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 73,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.